UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.                                         General Identifying Information

1.                                       Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

☐                                    Merger

☒                                  Liquidation

☐                                    Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.                                       Name of fund:   Credit Suisse Fixed Income Fund

3.                                       Securities and Exchange Commission File No.: 811-05039

4.                                       Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒                                  Initial Application                                                                                                ☐                                    Amendment

5.                                       Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o Credit Suisse Asset Management, LLC, Eleven Madison Avenue, New York, NY 10010

6.                                       Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David Joire, Esq.
Willkie Farr & Gallagher LLP
1875 K Street, N.W.
Washington, D.C.
(202) 303-1262

7.                                       Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Emidio Morizio
Chief Compliance Officer
Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY  10010

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.                                       Classification of fund (check only one):

☒                                  Management Company;

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                       Subclassification if the fund is a management company (check only one):

☒                                  Open-end                                                                                           ☐                                    Closed-end

10.                                 State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.                                 Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Credit Suisse Asset Management, LLC

Eleven Madison Avenue

New York, NY  10010

12.                                 Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Credit Suisse Asset Management Securities, Inc.

Eleven Madison Avenue

New York, NY  10010

13.                                 If the fund is a unit investment trust (“UIT”) provide:      Not Applicable

(a)                                  Depositor’s name(s) and address(es):

(b)                                 Trustee’s name(s) and address(es):

14.                                 Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐                                 Yes                            ☒                                  No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.                                 (a)                                  Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒                                  Yes                            ☐                                    No

If Yes, state the date on which board vote took place:        August 16, 2006

If No, explain:

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒                                  Yes                            ☐                                    No

If Yes, state the date on which the shareholder vote took place:  December 18, 2006

If No, explain:

II.                                   Distributions to Shareholders

16.                                 Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒                                  Yes                            ☐                                    No

(a)                                  If Yes, list the date(s) on which the fund made those distributions:  December 22, 2006

(b)                                 Were the distributions made on the basis of net assets?

☒                                  Yes                            ☐                                    No

(c)                                  Were the distributions made pro rata based on share ownership?

☒                                  Yes                            ☐                                    No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)                                  Liquidations only:
Were any distributions to shareholders made in kind?

☐                                    Yes                            ☒                                  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:  ☐

17.                                 Closed-end funds only:
Has the fund issued senior securities?

☐                                 Yes                            ☐                                    No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.                                 Has the fund distributed all of its assets to the fund’s shareholders?

☒                                  Yes                            ☐                                    No

Pursuant to a distribution made on December 22, 2006, the fund has distributed all of its net assets to its shareholders. The fund has retained $106,421 for the payment of expenses associated with its liquidation.

If No,

(a)                                  How many shareholders does the fund have as of the date this form is filed?

(b)                                 Describe the relationship of each remaining shareholder to the fund:

19.                                 Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐                                    Yes                            ☒                                  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.                                 Assets and Liabilities

20.                                 Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☒                               Yes                            ☐                                    No

If Yes,
(a)                                Describe the type and amount of each asset retained by the fund as of the date this form is filed:

The fund holds cash in the amount of $106,421.

(b)                               Why has the fund retained the remaining assets?

The fund has retained the remaining assets for the payment of outstanding expenses.

(c)                                  Will the remaining assets be invested in securities?

☐                                 Yes                            ☒                                  No

21.                                 Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒                               Yes                            ☐                                    No

If Yes,
(a)                                  Describe the type and amount of each debt or other liability:

(i) Audit/tax expenses:	$2,443

(ii) Printing expenses:	$12,194

(iii) Transfer agent expenses:	$12,921

(iv) Amounts owed to directors	$233

(v) Distribution and service fees	$39,194

(vi) Custody expenses	$9,590

(vii) Legal expenses	$2,032

(viii) Miscellaneous expenses	$27,814

(ix) Total expenses (sum of lines (i)-(viii) above):	$106,421

(b)                                How does the fund intend to pay these outstanding debts or other liabilities?

These debts and other liabilities will be paid out of the assets reserved, as indicated above.

IV.                               Information About Event(s) Leading to Request For Deregistration

22.                                (a)                                 List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:	$8,500

(ii) Accounting expenses:	$0

(iii) Other expenses (list and identify separately):	$0

(iv) Total expenses (sum of lines (i)-(iii) above):	$8,500

(b)                                How were those expenses allocated?

Not Applicable

(c)                                 Who paid those expenses?

The expenses were paid by Credit Suisse Asset Management, LLC

(d)                                How did the fund pay for unamortized expenses (if any)?

Not Applicable

23.                                Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐                                   Yes                           ☒                                 No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                   Conclusion of Fund Business

24.                                Is the fund a party to any litigation or administrative proceeding?

☐                                   Yes                           ☒                                 No

25.                                Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐                                   Yes                           ☒                                 No

If Yes, describe the nature and extent of those activities:

VI.                               Mergers Only

26.                                (a)                                State the name of the fund surviving the Merger:

(b)                                State the Investment Company Act file number of the fund surviving the Merger:

(c)                                 If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)                                If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Credit Suisse Fixed Income Fund, (ii) he is the Chief Legal Officer, Vice President and Secretary of Credit Suisse Fixed Income Fund, and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ J. Kevin Gao
J. Kevin Gao